Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

     On March 19, 2004, Marathon Oil Corporation (together with its subsidiaries, “Marathon”) announced that it had entered into an agreement with Ashland Inc. pursuant to which Ashland will transfer to Marathon Ashland’s 38% ownership interest in Marathon Ashland Petroleum LLC (“MAP”) and a portion of Ashland’s instant oil change business consisting of 61 Valvoline Instant Oil Change Centers located in Ohio and Michigan and Ashland’s maleic anhydride business, the associated plant in West Virginia and related assets. Under the terms of the agreement, Ashland shareholders would receive $315 million in Marathon common stock. Additionally, under the terms of the agreement, Ashland would receive redemption proceeds of approximately $800 million in cash and accounts receivable, and Marathon would assume approximately $1.9 billion of new debt. MAP will not make quarterly cash distributions to Marathon and Ashland between the date the principal transaction agreements were signed and the closing of the transaction. As a result, the final amount of redemption proceeds to be received by Ashland would be increased by an amount equal to approximately 38% of the cash accumulated from MAP’s operations during that period. Ashland’s liabilities under certain existing environmental indemnification obligations related to MAP will be capped at $50 million. In connection with the proposed transaction, we estimate that the present value of the obligations that MAP will effectively assume, as a result of that cap, will be approximately $15 million. On completion of the transaction, MAP will be a wholly owned subsidiary of Marathon.

     The completion of the acquisition is subject to a number of conditions, including, among other things, (1) the approval of the transaction by Ashland’s shareholders; (2) Ashland’s and Marathon’s receipt and the continuing effectiveness of a private letter ruling from the U.S. Internal Revenue Service relating to the tax treatment of several aspects of the transaction; (3) Ashland’s and Marathon’s receipt of tax opinions covering specified matters relating to the proposed transaction; (4) Ashland’s and Marathon’s receipt of updates of opinions as to the solvency of Ashland and New EXM Inc., a subsidiary of Ashland that will be the publicly owned successor to Ashland and will change its name to Ashland Inc.; (5) Ashland’s receipt of irrevocable consents with respect to 90% of the aggregate principal amount of substantially all of its outstanding publicly held debt (with the consent of 66-2/3% of the aggregate principal amount of a series constituting a consent for the entire series); and (6) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     The agreements listed below relating to the proposed transaction were filed by Marathon under cover of a Current Report on Form 8-K (the “Form 8-K”) today and are incorporated by reference into this filing. The foregoing description of the transaction is qualified in its entirety by reference to the terms of those agreements.

•	Master Agreement, dated as of March 18, 2004, among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company,

Marathon Domestic LLC and Marathon Ashland Petroleum LLC (incorporated by reference to Exhibit 2.1 of the Form 8-K).

•	Tax Matters Agreement, dated as of March 18, 2004, among Ashland Inc., ATB Holdings, Inc., EXM LLC, New EXM Inc., Marathon Oil Company, Marathon Oil Corporation, Marathon Domestic LLC and Marathon Ashland Petroleum LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K).

•	Assignment and Assumption Agreement (VIOC Centers), dated as of March 18, 2004, between Ashland Inc. and ATB Holdings Inc. (incorporated by reference to Exhibit 10.2 of the Form 8-K).

•	Assignment and Assumption Agreement (Maleic Business), dated as of March 18, 2004, between Ashland Inc. and ATB Holdings Inc. (incorporated by reference to Exhibit 10.3 of the Form 8-K).

•	Amendment No. 2, dated as of March 18, 2004, to the Amended and Restated Limited Liability Company Agreement, dated as of December 31, 1998, of Marathon Ashland Petroleum LLC, by and between Ashland Inc. and Marathon Oil Company (incorporated by reference to Exhibit 10.4 of the Form 8-K).

     Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the SEC in connection with the transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.